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                                    EXHIBIT 1

                              TERMINATION AGREEMENT
                               September 28, 1999

            1. SBS and CME have mutually agreed to terminate the Reorganization Agreement dated March 29, 1999 and to unconditionally release one another from all rights, claims and obligations thereunder on the condition that SBS will immediately pay CME a break-up fee of USD 8.25 million. Each party will bear its own expenses.

            2. In recognition of the fact that each party has been provided with confidential information regarding the businesses operated by the other, SBS agrees, until March 28, 2000, that neither SBS or affiliated companies will compete with CME owned or operated television stations in the advertiser supported, free-to-air television broadcasting business in the Czech Republic, Slovakia and the Ukraine, and CME agrees, until March 28, 2000, not to complete with SBS in SBS' existing markets, other than Slovenia. These agreements not to compete shall be non-transferable, but shall survive any "change of control".

            3. SBS and CME will complete the transactions in Hungary contemplated by the draft of the Heads of Agreement dated September 14, 1999, provided, however, that the value of the programming inventory to be transferred to SBS shall be reduced from USD 17.2 million to USD 14.7 million and SBS shall bear the risk of securing the assignments of the Warner Brothers and Fax contracts and shall pay CME the assigned value of such contracts at closing. The aforesaid USD 2.5 million reduction in value shall be applied pro-rata to the programming contracts other than Columbia.

            4. CME and SBS will immediately cease all litigation in Slovenia and elsewhere, and relinquish all claims, against each other and their associates and affiliates pertaining to Kanal A ownership, and management and operation of Kanal A and will cease and desist from any efforts to contest or interfere in the corporate governance of Kanal A. In addition, CME will assign to SBS all claims, including related liens and encumbrances, against Vladimir Polic and members of the Polic family.

            5. In consideration for CME's obligations in Section 4, SBS will grant CME an option to purchase an unencumbered 80% economic and voting interest in Kanal A for USD 12.25 million. The option will be exercisable until the earlier of (i) June 30, 2001, or (ii) six months from the date upon which SBS delivers to CME a notice, which shall be in form and substance reasonably satisfactory to CME, that SBS has the ability to transfer to CME an unencumbered 80% economic and voting interest in Kanal A. SBS shall use its best efforts to obtain and deliver such interest as soon as practical but, in any event, the option shall only extend to such interest as SBS is capable of delivering on or before its expiry. The foregoing option shall be non-transferable by CME except to an existing subsidiary or affiliate, but shall survive any "change of control" of CME.

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                                                                     Page 9 of 9


            6. CME and SVS agree to use their best efforts to close the transactions contemplated herein by October 15, 1999.

            7. In announcing the termination of the Reorganization Agreement, SBS will include a statement substantially as follows:

            For several months, SBS has watched with increasing concern as CME's substantial investment in TV Nova in the Czech Republic has materially diminished in value. It would appear that CME and its shareholders have not been accorded the same level of protection of their television investment that foreign investors expect and are entitled to rely upon. Under the circumstances, we have reluctantly concluded that it would be imprudent for SBS to expose its shareholders to this level of on-going risk and uncertainty.


FOR SBS                                   FOR CME

/s/                                       /s/
--------------------------------          --------------------------------
Howard A. Knight                          Frederic T. Klinkhammer
Authorized Representative                 Authorized Representative
September 28, 1999                        September 28, 1999